United States securities and exchange commission logo





                              November 17, 2022

       Ming Hung Lai
       Chairman
       Millennium Group International Holdings Ltd
       Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
       Kowloon, Hong Kong 999077

                                                        Re: Millennium Group
International Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 28,
2022
                                                            File No. 333-268063

       Dear Ming Hung Lai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed October 28, 2022

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Ming Hung Lai
Millennium Group International Holdings Ltd
November 17, 2022
Page 2
2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMing Hung Lai                      Sincerely,
Comapany NameMillennium Group International Holdings Ltd
                                                     Division of Corporation
Finance
November 17, 2022 Page 2                             Office of Manufacturing
FirstName LastName